UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): March 15, 2024

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA	92660
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7.	Departure of Certain Officers

Changes in Officers

Renee Ludwig, the Chief Executive Officer of Elevate.Money REIT I, Inc. (the “Company”), resigned from the Company effective March 15, 2024. The Company’s Board of Directors is currently considering who to name as Ms. Ludwig’s permanent replacement.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ Shital Patel
Shital Patel
Chief Financial Officer

Date: March 21, 2024